July 15, 2019

Charles Yang
Chief Financial Officer
NetEase, Inc.
Building No. 7, West Zone,
Zhongguancun Software Park (Phase II)
No. 10 Xibeiwang East Road, Haidian District
Beijing 100193, People's Republic of China

       Re: NetEase, Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 26, 2019
           File No. 000-30666

Dear Mr. Yang:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Financial Statements
Notes to the consolidated financial statements
20. Commitments and Contingencies
(b) Litigation, page F-34

1. We note you reached a settlement agreement with PUBG in March 2019 regarding the complaint alleging copyright and trademark infringement as it relates to your mobile games, Rules of Survival and Knives Out. Please describe to us your accounting for the settlement and period of recognition. Further, tell us what consideration you gave to providing disclosure when describing any known trends or uncertainties with respect to revenues from Knives Out and Rules of Survival pursuant to Item 303(a) of Regulation S-
       K. In this regard we note your disclosure that the growth in net revenues from mobile games mainly resulted from games such as Knives Out which gained popularity over the
 Charles Yang
NetEase, Inc.
July 15, 2019
Page 2
         course of 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-
551-3342 or Lilyanna Peyser, Special Counsel, at 202-551-3222 with any other questions.



FirstName LastNameCharles Yang                              Sincerely,
Comapany NameNetEase, Inc.
                                                            Division of
Corporation Finance
July 15, 2019 Page 2                                        Office of Consumer
Products
FirstName LastName